Securities and Exchange
Commission Washington,
D.C.  20549
Schedule 13G/A
Under the Securities
and Exchange Act of
1934 (Amendment No.
)*
RECOVERY ENGINEERING,
INC
(Name of Issue)
COMMON
(Title of Class of
Securities)

756269106
(Cusip number)

Check the following box
if a fee is being paid
with this statement [
].  (A fee is not
required only if the
filing person: (1) has a
previous statement on
file reporting
beneficial ownership of
more than five percent
of the class of
securities described in
Item 1; and (2) has
filed no amendment
subsequent thereto
reporting beneficial
ownership of five
percent or less of such
class)
(See Rule 13d-7).

*The remainder of this
cover page shall be
filled out for a
reporting person's
initial filing on this
form with respect to the
subject class of
securities, and for any
subsequent amendment
containing information
which would alter the
disclosure provided in a
prior cover page.
The information required
in the remainder of this
cover page shall not be
deemed to be "filed" for
the purpose of Section
18 of the Securities
Exchange Act of
1934 ("Act") or
otherwise subject to the
liabilities in that
section of the Act but
shall be subject to all
other provisions of the
Act (however, see the
Notes).
Cusip Number:
756269106
13G/A

1.   Investment
Advisers, Inc.


2.   Check the
appropriate box if a
member of a group:(a)[
]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or
place of organization:
Delaware
5.   Sole voting power:
231,200
6. Shared voting power:
0
7. Sole Dispositive
power:  231,200 8.
Shared dispositive
power: 0
9. Aggregate amount
beneficially owned by each
reporting person: 231,200
10.  Percent of class
represented by amount in Row
9: 3.84%
11.  Type of Person
Reporting*:  IA Item 1. a)
Name of Issuer: RECOVERY
ENGINEERING,INC
(b)  Address of Issuer's
Principal Executive Office:
  9300 North 75th Ave
  MINNEAPOLIS,  MN  55428
Item 2. a) Investment
Advisors, Inc.


             (b)  3700 First
             Bank Place, Box
             357,
             Minneapolis, MN
             55440
     (c)  Delaware
     (d)  Title of Class of
     Securities:  Common (e)
     Cusip Number:  756269106


  Item 3    (e)  Investment
Advisor registered under
Section 203 of the Investment
Advisors Act of 1940. Item 4.
(a) Amount beneficially
     owned:  231,200(b)
     Percent of Class:  3.84%
 (c)  Number of shares as to
            which
                      such
                      person
                      has:

   (I)  Sole power to vote:
     231,200 (ii) Shared
     power to vote:  0
(iii)Sole power to dispose or
direct disposition of:
231,200
(iv) Shared power to dispose
             or
     direct disposition of: 0

Item 5.   If this statement
is being filed to report the
fact that as of
 the date hereof the
  reporting person has
  ceased to be the
  beneficial owner of
  more than five
  percent of the class
  of securities, check
  the following:
  [  X   ]
Item 6.   The shares
referred to in this
filing are held by
various custodian banks
for various clients of
Investment Advisors,
Inc.
None of the individual
clients or custodian
banks holds more than
5% or more of the
shares.
Item 7.        Not
applicable.
Item 8.        Not
applicable.
Item 9.        Not
applicable.
Item 10.
Certification

By signing below I
certify that, to the
best of my knowledge
and belief, the
securities referred to
above were acquired in
the ordinary course of
business and were not
acquired
for the purpose of and
do not have the effect
of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a
participant in any
transaction having such
purposes or effect.
After reasonable
inquiry and to the best
of my knowledge and
belief, I certify that
the infraction set
forth in this statement
is true, complete and
correct.
Date:  7/8/1999

/s/  Gerri Lynn
Zschetzsche


Gerri Lynn
Zschetzsche
Risk Analyst